

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 6, 2017

Bryan Meier
Executive Vice President and Chief Financial Officer
Cachet Financial Solutions, Inc.
Southwest Tech Center A
18671 Lake Drive East
Minneapolis, Minnesota 55317

> **Re:** **Cachet Financial Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2017**
> **File No. 333-217157**

Dear Mr. Meier:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Jonathan B. Abram, Esq.